Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

First Half Year of 2024 Financial Highlights

●	Total revenues were approximately RMB 290.8 million (USD 40.8 million) for the six months ended June 30, 2024, compared with the total revenues of approximately RMB 264.8 million for the six months ended June 30, 2023.

●	Gross profit was approximately RMB 87.6 million (USD 12.3 million) for the six months ended June 30, 2024, compared with approximately gross profit of RMB 81.0 million for the six months ended June 30, 2023.

●	Net income was approximately RMB 12.3 million (USD 1.7 million) for the six months ended June 30, 2024, compared with net loss of approximately RMB 18.4 million for the six months ended June 30, 2023.

Results of Operations - Six months ended June 30, 2024 Compared to Six months ended June 30, 2023

Revenues

Our breakdown of revenues by business segment for the six months ended June 30, 2023 and 2024, respectively, is summarized below:

	For the Six Months Ended June 30,
	2023	2024	2024	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
AR service	254,823,992	290,815,771	40,805,940	14%
Semiconductor business	9,935,513	-	-	(100)%
Total/Overall	264,759,505	290,815,771	40,805,940	10%

Our total revenues increased by approximately RMB 26.1 million, or 10%, from approximately RMB 264.8 million for the six months ended June 30, 2023 to approximately RMB 290.8 million (USD 40.8 million) for the six months ended June 30, 2024, mainly due to the increase of advertising revenues.

Most of our AR services revenues are generated from advertising display services when we completed performance obligation to deliver related advertising services based on the specific terms of the contract, which are commonly based on a specific action, e.g., cost per impression (“CPM”) for online display. Our AR service revenue increased by approximately RMB 36.0 million, or 14%, from approximately RMB 254.8 million for the six months ended June 30, 2023 to approximately RMB 290.8 million (USD 40.8 million) for six months ended June 30, 2024.

Semiconductor business revenues include revenues generated from the sales of semiconductor products and related accessories and revenues from software development catering to our customers’ specific demands. Our semiconductor business revenues decreased by approximately RMB 9.9 million from approximately RMB 9.9 million for the six months ended June 30, 2023 to nil for the six months ended June 30, 2024. The decline is due to the divestiture of Fe-da Electronics and its subsidiaries in the last fiscal year, as we have decided to concentrate on our core business.

Cost of Revenues

Our breakdown of cost of revenues by business segment for the six months ended June 30, 2023 and 2024, respectively, is summarized below:

	For the Six Months Ended June 30,
	2023	2024	2024	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues
AR service	173,883,371	203,244,381	28,518,323	17%
Semiconductor business	9,894,059	-	-	(100)%
Total/Overall	183,777,430	203,244,381	28,518,323	11%

Our total cost of revenues increased by approximately RMB 19.5 million, or 11%, from approximately RMB 183.8 million for the six months ended June 30, 2023 to approximately RMB 203.2 million (USD 28.5 million) for the six months ended June 30, 2024.

Our cost of revenues for AR services increased by approximately RMB 29.4 million, or 17%, from approximately RMB 173.9 million for the six months ended June 30, 2023 to approximately RMB 203.2 million (USD 28.5 million) for the six months ended June 30, 2024. This increase was in line with the increase in revenue.

Our cost of revenues for semiconductor business decreased by approximately RMB 9.9 million from approximately RMB 9.9 million for the six months ended June 30, 2023 to nil for the six months ended June 30, 2024. The cost of revenues for our semiconductor business includes costs of products sold and third-party software development costs. The decrease was due to the divestiture of Fe-da Electronics and its subsidiaries in the last fiscal year.

Gross Profit

	For the Six Months Ended June 30,
	2023	2024	2024	Variance
	RMB	RMB	USD	Amount
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
AR service
Gross profit	80,940,621	87,571,390	12,287,617	8%
Semiconductor business
Gross profit	41,454	-	-	(100)%
Total/Overall
Gross profit	80,982,075	87,571,390	12,287,617	8%

Our gross profit increased by approximately RMB 6.6 million, from approximately RMB 81.0 million for the six months ended June 30, 2023 to approximately RMB 87.6 million (USD 12.3 million) during the six months ended June 30, 2024.

Operating Expenses

For the six months ended June 30, 2024, we incurred approximately RMB 90.9 million (USD 12.8 million) in operating expenses, representing a decrease of approximately RMB 21.1 million, or 19%, from approximately RMB 112.0 million for the six months ended June 30, 2023, the decrease was mainly due to the decrease on research and development expenses.

Selling expenses decreased by approximately RMB 0.6 million, or 33%, from approximately RMB 1.8 million for the six months ended June 30, 2023 to approximately RMB 1.2 million (USD 0.2 million) for the six months ended June 30, 2024. The decrease was primarily due to the decline in business of Beijing WiMi.

General and administrative expenses increased by approximately RMB 2.9 million, or 19%, from RMB 14.8 million for the six months ended June 30, 2023 to approximately RMB 17.7 million (USD 2.5 million) for the six months ended June 30, 2024. The increase was mainly due to the increase in the consulting service fees paid to consolidate shares and issue debts from MicroAlgo.

Research and development expenses decreased by approximately RMB 16.4 million, or 18%, from approximately RMB 92.2 million for the six months ended June 30, 2023 to approximately RMB 75.8 million (USD 10.6 million) for the six months ended June 30, 2024. The primary reason for the decrease is attributable to the decreased expenses inputs of Tapuyu with the improvement of R&D technology system.

Stock compensation expenses decreased by approximately RMB 3.1 million, from RMB 3.1 million for the six months ended June 30, 2023 to nil for the six months ended June 30, 2024.

Other income (expenses), net

Total other income, net, was approximately RMB 12.6 million for the six months ended June 30, 2023 compared to other income approximately RMB 17.0 million (USD 2.4 million) for the six months ended June 30, 2024, respectively.

For the six months ended June 30, 2024, we have investment loss of approximately RMB 43.1 million (USD 6.1 million) as compared to an investment income of approximately RMB 6.1 million for the six months ended June 30, 2023. The decrease of the income was primarily due to the decrease on fair value movement of the security which the company invested in with the amount of approximately RMB 41.9 million (USD 5.9 million).

Interest income increased from approximately RMB 6.8 million for the six months ended June 30, 2023 to approximately RMB 51.5 million (USD 7.2 million) for the six months ended June 30, 2024. The increase in interest income was mainly due to the increased interest from investment products with the amount of approximately RMB 45.7 million (USD 6.4 million).

Other income, net increased from approximately RMB 0.6 million for the six months ended June 30, 2023 to approximately RMB 7.7 million (USD 1.1 million) for the six months ended June 30, 2024. The increase was mainly attributed to the refund of ADR fees of WIMI Inc and rental income of short-term leases with the amount of approximately RMB 121,101 (USD 16,992).

Gain from disposal of subsidiaries increased from approximately RMB 47,975 for the six months ended June 30, 2023 to approximately RMB 1.4 million (USD 0.2 million) for the six months ended June 30, 2024. The increase was mainly from the disposal of YY Online.

Provision for income taxes

Provision for income taxes were RMB 42,705 and RMB 1.4 million (USD 0.2 million) for the six months ended June 30, 2023 and 2024, respectively. The increase in provision for income taxes of approximately RMB 1.3 million, or 3,155% was due to the increased allowance of credit losses.

Net income/loss

As a result of the combination of factors discussed above, our net income/loss increased from approximately RMB 18.4 million of net loss for the six months ended June 30, 2023 to approximately RMB 12.3 million (USD1.7 million) of net income for the six months ended June 30, 2024.

Net income attributable to Wimi Hologram Cloud, Inc.

After adding non-controlling interest of approximately RMB 4.6 million (USD 0.6 million), net income/loss attributable to holding company increased from approximately RMB 2.2 million for the six months of net loss ended June 30, 2023 to net income of approximately RMB 7.7 million (USD 1.1 million) for the six months ended June 30, 2024.

Basic and diluted earnings per share

Basic and diluted earnings per share was RMB 0.04 (USD 0.01) for the six months ended June 30, 2024, compared to basic and diluted loss per share of RMB 0.01 in the same period of 2023.

Liquidity and Capital Resources

As of June 30, 2024, we had cash, cash equivalents and short-term investment of approximately RMB 1,162.0 million (USD 163.0 million). Our working capital was approximately RMB 721.4 million (USD 101.2 million) as of June 30, 2024. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financing.

The following table provides summary information about our cash, cash equivalents and short-term investments:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	USD (Unaudited)
Cash and cash equivalents	338,175,706	502,705,130	70,537,286
Short-term investments	435,659,383	659,278,049	92,506,882
Cash, cash equivalents and short-term investments	773,835,089	1,161,983,179	163,044,168

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Month Ended June 30
	2023	2024	2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash (used in)/provided by operating activities	(4,076,206)	150,230,330	21,079,632
Net cash used in investing activities	(167,772,677)	(218,548,033)	(30,665,660)
Net cash provided by financing activities	16,092,664	286,566,048	40,209,638
Effect of exchange rate change on cash and cash equivalents	7,311,101	(53,718,921)	(7,537,593)
Change in cash and cash equivalents	(148,445,118)	164,529,424	23,086,017
Cash and cash equivalents, beginning of period	572,782,081	338,175,706	47,451,269
Cash and cash equivalents, end of period	424,336,963	502,705,130	70,537,286

Operating Activities

Net cash used in operating activities was approximately RMB 4.1 million for the six months ended June 30, 2023, which was primarily attributable to net loss of approximately RMB 18.4 million adjusted by various non-cash items such as depreciation and amortization expenses, bad debt allowance and stock compensation expenses of approximately RMB 172,096. Cash outflow was also attributable to the increase in accounts receivable of approximately RMB 14.5 million due to the increase in revenue from existing customers and prepaid services fees of approximately RMB 20.8 million as we prepaid more professional fees and we made more advances to secure advertising channels for advertising. The cash outflow was offset by an increase of approximately RMB 19.6 million in accounts payable from the new supplier and better payment terms.

Net cash provided by operating activities was approximately RMB 150.2 million (USD 21.1 million) for the six months ended June 30, 2024, which was primarily attributable to the increase on other payables and accrued liabilities of approximately RMB 108.7 million (USD 15.3 million) and increase on gain from short-term investments of RMB 39.7 million (USD 5.6 million). The cash flow was also offset by the decrease in prepaid services fees of RMB 7.6 million (USD 1.1 million) and the decrease on accounts payable of RMB 6.8 million (USD 1.0 million).

Investing Activities

Net cash used in investing activities was approximately RMB 167.8 million for the six months ended June 30, 2023, which was primarily attributed to our substantial purchases of securities during the current period about RMB 168.8 million, this amount represents the net balance after offsetting purchases and sales during the current period.

Net cash used in investing activities was approximately RMB 218.5 million (USD 30.7 million) for the six months ended June 30, 2024, which was primarily attributed to the increase in sale of short-term investments of approximately RMB 294.5 million (USD 41.3 million). Cash inflow was also offset by the purchases of short-term investments of RMB 513.1 million (USD 72.0 million).

Financing Activities

For the six months ended June 30, 2023, cash provided by financing activities was approximately RMB 16.1 million. Primarily due to the addition of RMB 8.5 million in new bank loans during the current period and the disposal of other payables resulting from the divestiture of Fe-da Electronics, amounting to approximately RMB 7.0 million.

For the six months ended June 30, 2024, cash provided by financing activities was approximately RMB 286.6 million (USD 40.2 million), which was primarily due to the increase on cash received from issuance of shares to noncontrolling interests with the amount of approximately RMB 152.4 million (USD 21.4 million) and the increase on issuance of convertible notes of approximately RMB 145.7 million (USD 20.5 million). Cash inflow was also offset by repayments to related party loans of RMB 17.7 million (USD 2.5 million).